                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                 Integrated Transportation Network Group, Inc.
                -----------------------------------------------
                                (Name of Issuer)

                    Common Shares, Par Value $.01 Per Share
                   -----------------------------------------
                         (Title of Class of Securities)

                                   45814H103
                                 --------------
                                 (CUSIP Number)

                                    Yung Yau
                  c/o Shell Electric Mfg. (Holdings) Co. Ltd.
                         1/F, Shell Industrial Building
                              12 Lee Chung Street
                          Chai Wan Industrial District
                                   Hong Kong
                              (011-852-2558-0181)

                         ------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                    Copy to:

                           Jonathan H. Lemberg, Esq.
                            Morrison & Foerster LLP
                       23rd Floor, Entertainment Building
                            30 Queen's Road Central
                                   Hong Kong
                              (011-852-2585-0888)

                         ------------------------------

                                 March 26, 1999
                             ---------------------
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

--------------------
CUSIP NO. 45814H103
--------------------


--------- ----------------------------------------------------------------------
          NAME OF REPORTING PERSON: Yung Yau
   1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                        (b) [X]
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   4      CHECK SOURCE OF FUNDS: PF
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2                                                   [ ]
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION:  Hong Kong
--------- ----------------------------------------------------------------------
-------------------- ------ ----------------------------------------------------

     NUMBER OF         7      SOLE VOTING POWER:  1,943,722
      SHARES
   BENEFICIALLY        8      SHARED VOTING POWER:  None
     OWNED BY
       EACH            9      SOLE DISPOSITIVE POWER:  1,943,722
     REPORTING
      PERSON           10     SHARED DISPOSITIVE POWER:  None
       WITH

-------------------- ------ ----------------------------------------------------
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON: 1,943,722
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                           [ ]
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  15.6%
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON:  IN
--------- ----------------------------------------------------------------------

Item 1. Security and Issuer.

        This statement relates to the Common Stock, $.01 par value (the "Common Stock"), of Integrated Transportation Network Group, Inc. (the "Company"), a Delaware corporation with principal executive offices at 575 Lexington Avenue, Suite 410, New York, New York. To the best of filer's knowledge, the principal executive officers of the Company are Wu Zhi Jian, Chairman of the Board of Directors; Andrew Lee, President and Director; Willy Wu, Executive Vice President and Chief Financial Officer; Peng Jun, Executive Vice President, Treasurer and Director; Zhang Li Wei, Director; Li Yong Yuan, Director; and Mona Ng, Secretary.

Item 2. Identity and Background.

        (a)-(f). This statement is filed by Yung Yau, a Hong Kong citizen. The business address of Mr. Yung is 1/F., Shell Industrial Bldg., 12 Lee Chung St., Chai Wan Industrial District, Hong Kong. Mr. Yung serves as the Chairman and the Executive Director of the Board of Directors of Shell Electric Mfg. (Holdings) Co., Ltd. ("SMC"), a Hong Kong corporation. SMC's principal businesses are the manufacturing and marketing of electrical household appliances and property investment. The principal office and business address of SMC is 1/F., Shell Industrial Building, 12 Lee Chung Street, Chai Wan Industrial District, Hong Kong.

        During the last five years, Mr. Yung has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations.

        This statement relates to the acquisition of an aggregate of 1,943,722 shares (the "Shares") of Common Stock of the Company, which are broken down as follows:

1. 1,500,000 shares acquired, pursuant to a Subscription Agreement dated March 26, 1999 between Mr. Yung and the Company, at a purchase price of US$2.00 per share, for an aggregate purchase price of US$3,000,000.

2. 443,722 shares acquired pursuant to a Purchase Agreement dated March 26, 1999 between Mr. Yung and New Century International S.R.L. ("New Century"), at a purchase price of US$3.50 per share, for an aggregate purchase price of US$1,553,027.

Item 4. Purpose of Transaction.

     The Shares were acquired for the purpose of investment and without intent to change or influence control of the Company. Concurrently, Mr. Kwok Kee Billy Yung, who is a son of Mr. Yung, acquired 647,908 shares of the Company's Common Stock. Together with the previously acquired 2,430,952 shares, the aggregate number of shares that Mr. Kwok Kee Billy Yung has acquired or is entitled to acquire, including shares acquirable upon full exercise of the warrants and full conversion of the convertible note (before adjustment, if any, to the conversion price), is 3,078,860. Both Mr. Yung and Mr. Kwok Kee Billy Yung disclaim any beneficial ownership in the shares held by each other in the Company. Except as set forth above, Mr. Yung has no plan nor has he made any proposal which relates to or would result in (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure;
(g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

     The aggregate number of shares of Common Stock that Mr. Yung has acquired is 1,943,722, and is equal to approximately 15.6% of the issued and outstanding shares of Common Stock (including the Shares). The percentage interest held by Mr. Yung is based on the number of shares of Common Stock represented to Mr. Yung by the Company to be outstanding as of March 23, 1999. Mr. Yung will have sole power over the voting and disposition of the Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Mr. Yung is not a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Company other than those agreements described in Item 3.

Item 7. Material to be Filed as Exhibits.

     Exhibit A. Subscription Agreement dated as of March 26, 1999 between Mr. Yung and the Company.

     Exhibit B. Purchase Agreement dated as of March 26, 1999 between Mr. Yung and New Century.

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 22, 1999

                                                  YUNG YAU


                                                           /s/ Yung Yau
                                                  -----------------------------

                                   EXHIBIT A


                             SUBSCRIPTION AGREEMENT

                                  dated as of

                                 March 26, 1999

                                   ARTICLE I

                                  SUBSCRIPTION

     THIS SUBSCRIPTION AGREEMENT is dated as of March 26, 1999, between Dr. Yung Yau (the "Subscriber"), and Integrated Transportation Network Group, Inc., a Delaware corporation (the "Company").

     Section 1.01 Subscription. The Subscriber hereby subscribes to the immediate acquisition of 1,500,000 shares (the "Shares") of Common Stock, $0.01 par value ("Common Stock") of the Company at a purchase price of US$2.00 per share, for an aggregate purchase price of US$3,000,000 (the "Purchase Price"). The Purchase Price may be paid, at the option of the Subscriber, either by wire transfer in U.S. Dollars to an account specified by the Company or by wire transfer in People's Republic of China Renminbi ("RMB") at an exchange rate of RMB8.25 to US$1.00 (resulting in an aggregate purchase price in RMB of RMB24,750,000) to the Company's designee as set forth in Section 1.02.

     Promptly upon the execution hereof and receipt of the Purchase Price by the Company or its designee as set forth below, the Company shall deliver the Shares to the undersigned at the address indicated below.

Section 1.02 Payment of Purchase Price in RMB. In the event that the Subscriber elects to pay the Purchase Price in RMB, the Purchase Price shall be paid by wire transfer in Renminbi to an account of the Company's designee, Shenzhen Jinzhenghua Transport Industrial Development Co., Ltd. (Company name in Chinese), a 92% owned subsidiary of the Company ("Jinzhenghua"), as instructed by the Company. In connection with any such payment to Jinzhenghua in Renminbi, the Subscriber shall comply with the laws of the People's Republic of China relating to foreign exchange restriction regulations, and shall indemnify the Company for any losses incurred by the Company or Jinzhenghua as a direct result of any failure on the part of the Subscriber to comply with such laws.



                                  Exhibit A-1

                                   ARTICLE II

                         REPRESENTATIONS AND WARRANTIES

     Section 2.01 In connection with the purchase of the Shares, the Subscriber acknowledges, warrants and represents to the Company as follows:

     (a) It is acquiring the Shares for investment for its own account and without the intention of participating, directly or indirectly, in a distribution of the Shares, and not with a view to resale or any distribution of the Shares, or any portion thereof.

     (b) It has knowledge and experience in financial and business matters and has consulted with its own professional representatives as it has considered appropriate to assist in evaluating the merits and risks of this investment. It has reviewed the Company's Registration Statement on Form S-1 dated June 29, 1998 and the Company's Quarterly Reports on Form 10Q for the quarter ended
June 30 and September 30, 1998, respectively. It has had access to and an opportunity to question the officers of the Company, or persons acting on their behalf, with respect to material information about the Company and, in connection with his evaluation of this investment, has, to the best of its knowledge, received all information and data with respect to the Company that it has requested. It is acquiring the Shares based solely upon its independent examination and judgment as to the prospects of the Company.

     (c) The Shares were not offered to the Subscriber by means of publicly disseminated advertisements or sales literature.

     (d) Subject to the provisions of Section 3.01, it acknowledges that an investment in the Shares is speculative and it may have to continue to bear the economic risk of the investment in the Shares for an indefinite period. It acknowledges that the Shares are being sold to the undersigned without registration under any state, or federal or PRC law requiring the registration of securities for sale, and accordingly will constitute "restricted securities" as defined in Rule 144 of the U.S. Securities and Exchange Commission. The transferability of the Shares is therefore restricted by applicable United States Federal and state securities laws and may be restricted under the laws of other jurisdictions.

     (e) The Subscriber is an "accredited investor" as such term is defined in Appendix A.

     (f) In consideration of the acceptance of this subscription, the Subscriber agrees that the Shares will not be offered for sale, sold or transferred by the undersigned other than pursuant to (i) an effective registration under the Securities Act of 1933, as amended (the "Act"), an exemption available under the Act or a transaction that is otherwise in compliance with the Act; and (ii) an effective registration under the securities law of any state or other jurisdiction applicable to the transaction, an

                                  Exhibit A-2
exemption available under such laws, or a transaction that is otherwise in compliance with such laws.

     (g) It understands that no U.S. federal or state agency has passed upon the offering of the Shares or has made any finding or determination as to the fairness of any investment in the Shares.

     Section 2.02 Representations and Warranties of the Company. As an inducement to the Subscriber to enter into this Agreement and to consummate the transactions contemplated herein, the Company hereby represents and warrants to the Subscriber and agrees as follows:

     (a) Organization; Authority. The Company is a corporation duly organized, validly existing and in good standing under the laws of Delaware and has full power and authority to enter into this Agreement and to perform its obligations hereunder. This Agreement constitutes, and any other agreements and instruments required to be delivered by the Company hereunder, when duly executed and delivered by the Company, will constitute, valid and binding obligations of the Company and will be enforceable in accordance with their respective terms. The Company has previously provided to the Subscriber true copies of all resolutions of the Company's Board of Directors necessary to authorize the transactions described herein, and all such resolutions are in full force and effect and have not been revoked.

     (b) Capitalization. As of March 23, 1999, the authorized share capital of the Company consists of 50,000,000 common shares, par value US$.01 per share, of which 10,467,915 are fully issued and remain outstanding, and 5,000,000 preferred shares, par value US$.01 per share, none of which are issued and outstanding. Except as set forth above and as set forth in Appendix B, no other shares or equity securities of the Company have been issued and remain outstanding, and there are no outstanding options, warrants or other rights to purchase or acquire any share capital of the Company, whether granted by the Company or otherwise, and there are no existing contracts by which the Company is or may become bound to issue any additional shares. The Company has never reduced, repaid, redeemed or purchased any of its share capital. The Shares shall, upon issuance, shall be fully paid and non-assessable.

     (c) No Consents. Neither the consummation of the transactions contemplated hereby, nor compliance with nor fulfillment of the terms and provisions hereof, will (i) require the consent of any governmental authority or any person under any contract to which the Company is a party or to which the Company is subject or (ii) give any party with rights under any material contract to which the Company or any subsidiary of the Company is a party the right to terminate, modify or otherwise change the material rights or obligations of any party under such contract.

     (d) Compliance with Laws. The Company is in compliance, and there exists no alleged material noncompliance, with all applicable laws relating in any material respect to the Company and the operation or conduct of its business, except

                                  Exhibit A-3
where the failure to so comply would not have a material adverse effect on the Company, and, except as previously disclosed in the Prospectus of the Company dated June 29, 1998 or the quarterly reports of the Company filed with the SEC on Form 10-Q for the three-month periods ending June 30, 1998 and September 30, 1998, the Company has not received any notice of alleged violation of any such applicable law.

                                  ARTICLE III

                                 MISCELLANEOUS

     Section 3.01 Registration Rights. The Company agrees that it shall file with the United States Securities and Exchange Commission (the "SEC") a registration statement under the U.S. Securities Act of 1933 (the "Securities Act") in accordance with Rule 415 thereof (the "Shelf Registration") with respect to all of the Shares, and shall use its best efforts to cause such registration statement to become effective within 180 days after the date hereof and to remain effective at all times for a period of four years after the date hereof. In addition, if the Company at any time files a Registration Statement under the Securities Act with respect to its Common Stock after the date hereof, the Company shall so notify the undersigned and shall include such of the Shares as the Subscriber may request on such Registration Statement.

     Section 3.02 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

     Section 3.03 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, applicable to contracts executed in and to be performed entirely within that state. All actions and proceedings arising out of or relating to this Agreement shall be heard and determined in any New York state or federal court sitting in the City of New York and, to the extent permitted by Law, the parties hereto expressly consent to the jurisdiction of such courts, agree to venue in such courts and hereby waive any defense or claim of forum non conveniens they may have with respect to any such action or proceeding.

                                  Exhibit A-4

     IN WITNESS WHEREOF, the Subscriber and the Company have executed this Agreement or caused this Agreement to be executed as of the date first written above.

COMPANY                                 SUBSCRIBER
INTEGRATED TRANSPORTATION               DR. YUNG YAU
NETWORK GROUP INC.

By:  /s/ Andrew Lee                     By:  /s/ Yung Yau
   Name:  Andrew Lee                       Name:  Yung Yau
   Title: President                        Title:

Address:  205 West 39th Street          Address:  c/o 1/F Shell Industrial Building
          16th Floor                              12 Lee Chung Street, Chai Wan
          New York, NY 10018                      Hong Kong
          U.S.A.

                                  Exhibit A-5

                              APPENDIX A

     An "accredited investor" within the meaning of Regulation D under the Securities Act of 1933 includes the following:

     Organizations

     (1) A bank as defined in section 3(a)(2) of the Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Act, whether acting in its individual or fiduciary capacity; a broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934; insurance company as defined in section 2(13) of the Act; an investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that act; a Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958; an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974, if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors.

     (2)  A private business development company as defined in
Section 202(a)(22) of the Investment Advisers Act of 1940.

     (3) A trust (i) with total assets in excess of $5,000,000, (ii) not formed for the specific purpose of acquiring the Shares, (iii) whose purchase is directed by a person who, either alone or with his purchaser representative, has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the proposed investment.

     (4) A corporation, business trust, partnership, or an organization described in section 501(c)(3) of the Internal Revenue Code, which was not formed for the specific purpose of acquiring the Shares, and which has total assets in excess of $5,000,000.

     Individuals

     (5) Individuals with income from all sources for each of the last two full calendar years whose reasonably expected income for this calendar year exceeds either of:

     (i)  $200,000 individual income; or
     (ii) $300,000 joint income with spouse.


                           Appendix A-1 to Exhibit A

NOTE: Your "income" for a particular year may be calculated by adding to your adjusted gross income as calculated for Federal income tax purposes any deduction for long term capital gains, any deduction for depletion allowance, any exclusion for tax exempt interest and any losses of a partnership allocated to you as a partner.


     (6) Individuals with net worth as of the date hereof (individually or jointly with your spouse), including the value of home, furnishings, and automobiles, in excess of $1,000,000.

     (7)  Directors, executive officers or general partners of the Issuer.






                           Appendix A-2 to Exhibit A

                                   APPENDIX B

Options and Warrants

Employee Options                   The Company has issued and outstanding
                                   options to purchase 2,210,000 shares of
                                   Common Stock at a price per share of
                                   US$2.00.


Consultant's Warrants/Shares       The Company has agreed to issue financial
                                   consultants warrants to purchase an aggregate of 60,000 shares of Common Stock as follows:
                                   30,000 are exercisable at US$3.00 per share and 30,000 are exercisable at US$4.50 per share. In addition, the Company has agreed to issue 20,000 shares of Common Stock to a consultant and 15,000 shares of Common Stock to a finder.


Warrants                           Purchase rights to 1,689,286 shares of Common
                                   Stock, at various prices.


Reserved Shares                    The Company has reserved for issuance 122,496
                                   shares of Common Stock in connection with the surrender of remaining outstanding shares of Common Stock of Dawson Science Corporation, the Company's former parent.



                           Appendix B-1 to Exhibit A

                                   EXHIBIT B

                                 March 26, 1999

New Century International S.R.L.
Avenue Talara #159
Jesus Maria
Lima, Peru

Ladies and Gentlemen:

     The undersigned, Dr. Yung Yau, hereby agrees to purchase 443,722 shares of Common Stock, $.01 par value ("Common Stock"), of Integrated Transportation Network Group Inc., a Delaware corporation (the "Company"), from New Century International S.R.L. ("New Century") (such shares of Common Stock, which shall be re-issued in the name of the undersigned, are referred to herein collectively as the "Shares"), and New Century agrees to sell the Shares to the undersigned, all on the conditions set forth herein. The purchase price for the Shares shall be US$3.50 per share, resulting in an aggregate Purchase Price of US$1,553,027.

     1. Upon New Century's acceptance of this subscription, the undersigned shall deliver the purchase price in U.S. Dollars to New Century by wire transfer pursuant to New Century's written instructions, and New Century shall deliver the Shares to the undersigned at the address indicated below.

     2. In connection with the purchase of the Shares, the undersigned acknowledges, warrants and represents to the Company and New Century as follows:

          (a) The undersigned is acquiring the Shares for investment for its own account and without the intention of participating, directly or indirectly, in a distribution of the Shares, and not with a view to resale or any distribution of the Shares, or any portion thereof.

          (b) The undersigned has knowledge and experience in financial and business matters and has consulted with its own professional representatives as it has considered appropriate to assist in evaluating the merits and risks of this investment. The undersigned has reviewed the Company's prospectus dated June 29, 1998 and the Company's Quarterly Reports on Form 10Q for the quarter ended June 30 and September 31, 1998, respectively. The undersigned has had access to and an opportunity to question the officers of the Company, or persons acting on their behalf, with respect to material information about the Company and, in connection with its evaluation of this investment, has, to the best of its knowledge, received all information and data with respect to the Company that

                                  Exhibit B-1
     the undersigned has requested. The undersigned is acquiring the Shares based solely upon its independent examination and judgment as to the prospects of the Company.

          (c) The Shares were not offered to the undersigned by means of publicly disseminated advertisements or sales literature.

          (d) The undersigned acknowledges that an investment in the Shares is speculative and the undersigned may have to bear the economic risk of the investment in the Shares for an indefinite period. The undersigned acknowledges that the Shares are being sold to the undersigned without registration under any state, or federal or PRC law requiring the registration of securities for sale, and accordingly will constitute "restricted securities" as defined in Rule 144 of the U.S. Securities and Exchange Commission. The transferability of the Shares is therefore restricted by applicable United States Federal and state securities laws and may be restricted under the laws of other jurisdictions.

          (e) The undersigned is an "accredited investor" as such term is defined in Appendix A.

          (f) In consideration of the acceptance of this subscription, the undersigned agrees that the Shares will not be offered for sale, sold or transferred by the undersigned other than pursuant to (i) an effective registration under the Securities Act of 1933, as amended ("the Act"), an exemption available under the Act or a transaction that is otherwise in compliance with the Act; and (ii) an effective registration under the securities law of any state or other jurisdiction applicable to the transaction, an exemption available under such laws, or a transaction that is otherwise in compliance with such laws.

          (g) The undersigned understands that no U.S. federal or state agency has passed upon the offering of the Shares or has made any finding or determination as to the fairness of any investments in the Shares.

          (h) The undersigned agrees to indemnify and hold harmless the Company and New Century and their respective officers, directors, employees and agents from and against any and all costs, liabilities and expenses (including attorneys' fees) arising out of or related in any way to any breach of any representation or warranty of the undersigned contained herein.

     3. New Century acknowledges, warrants and represents to the undersigned that all of the Shares are validly issued, fully paid and non-assessable; that New Century is the legal and beneficial owner of the Shares, and the Shares are owned by New Century free and clear of any and all liens, charges and encumbrances of any kind whatsoever (collectively, "Liens"), and shall be transferred to the undersigned free and clear of any and all Liens. New Century shall indemnify and hold harmless the undersigned and its respective officers, directors, employees and agents from and against any and all costs,

                                  Exhibit B-2
liabilities and expenses (including attorneys' fees) arising out of or related in any way to any breach of any representations or warranties of New Century contained herein.

     4. The Company agrees that it shall file with the United States Securities and Exchange Commission (the "SEC") a registration statement under the Act in accordance with Rule 415 thereof (the "Shelf Registration") with respect to all of the Shares, and shall use its best efforts to cause such registration statement to become effective within 180 days after the date hereof and to remain effective at all times for a period of four years after the date hereof. In addition, if the Company at any time files a Registration Statement under the Act with respect to its Common Stock after the date hereof, the Company shall so notify the undersigned and include such of the Shares as the undersigned may request on such Registration Statement.

ACCEPTANCE OF SUBSCRIPTION          PURCHASER

NEW CENTURY INTERNATIONAL S.R.L.    DR. YUNG YAU

By:  /s/ Wang Yanan                 By:  /s/  Yung Yau
    ----------------------               ---------------------
     Name:  Wang Yanan                   Name:  Yung Yau
     Title:                              Title:

                                    Address:  c/o 1/F Shell Industrial Building
                                              12 Lee Chung Street, Chai Wan
                                              Hong Kong

AGREEMENT WITH RESPECT TO
SECTION 4 ONLY:

INTEGRATED TRANSPORTATION
NETWORK GROUP, INC.

By: /s/ Andrew Lee
    --------------------
    Name : Andrew Lee
    Title:


                                  Exhibit B-3

                                   APPENDIX A

An "Accredited Investor" within the meaning of Regulation D under the Securities Act of 1933 includes the following:

Organizations

     (1) A bank as defined in section 3(a)(2) of the Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Act, whether acting in its individual or fiduciary capacity; a broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934; insurance company as defined in section 2(13) of the Act; an investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that act; a Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958; an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974, if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors.

     (2) A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940.

     (3) A trust (i) with total assets in excess of $5,000,000, (ii) not formed for the specific purpose of acquiring the Shares, (iii) whose purchase is directed by a person who, either alone or with his purchaser representative, has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the proposed investment.

     (4) A corporation, business trust, partnership, or an organization described in section 501(c)(3) of the Internal Revenue Code, which was not formed for the specific purpose of acquiring the Shares, and which has total assets in excess of $5,000,000.

Individuals

     (5) Individuals with income from all sources for each of the last two full calendar years whose reasonably expected income for this calendar year exceeds either of:

     (i)  $200,000 individual income; or
     (ii) $300,000 joint income with spouse.

                           Appendix A-1 to Exhibit B

NOTE: Your "income" for a particular year may be calculated by adding to your adjusted gross income as calculated for Federal income tax purposes any deduction for long term capital gains, any deduction for depletion allowance, any exclusion for tax exempt interest and any losses of a partnership allocated to you as a partner.

     (6) Individuals with net worth as of the date hereof (individually or jointly with your spouse), including the value of home, furnishings, and automobiles, in excess of $1,000,000.

     (7)  Directors, executive officers or general partners of the Issuer.









                           Appendix A-2 to Exhibit B